
02006833



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECEIVED MAR 0 1 2002

VF 3-11-02

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-52501

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only
FIRM ID. NO.

UFS Securities, L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

6801 S. 27th Street
(No. and Street)

Lincoln	**Nebraska**	**68512**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Melcher — **(402) 483-8194**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

233 South 13th Street, Suite 1600	**Lincoln**	**Nebraska**	**68508**
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-19-02

OATH OR AFFIRMATION

I, Chad B. Melcher, **swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of** UFS Securities, L.L.C. **as of** December 31, 2001, **are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer** [EXCEPT AS FOLLOWS:].

Name V-P

Title FINOP

Notary Public


GENERAL NOTARY-State of Nebraska
TEDDA D. SEALOCK
My Comm. Exp. Feb. 14, 2003

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Income**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors** N/A – Company has no such liabilities.
X	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3** N/A
X	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3** N/A
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act N/A
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation** N/A – These are not consolidated financial statements.
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report** N/A
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit** N/A
X	(o)	**Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



UFS SECURITIES, L.L.C.

Financial Statements and Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)



233 South 13th Street, Suite 1600
Lincoln, NE 68508-2041

Two Central Park Plaza
Suite 1501
Omaha, NE 68102


RECEIVED
MAR 0 1 2002
365

Independent Auditors' Report

The Members of
UFS Securities, L.L.C.:

We have audited the accompanying statements of financial condition of UFS Securities, L.L.C. as of December 31, 2001 and 2000, and the related statements of operations, members' equity, and cash flows for the year ended December 31, 2001 and the period from inception (March 3, 2000) to December 31, 2000 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UFS Securities, L.L.C. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the year ended December 31, 2001 and the period from inception (March 3, 2000) to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 11, 2002



UFS SECURITIES, L.L.C.

Statements of Financial Condition

December 31, 2001 and 2000

Assets		**2001**	**2000**
Cash and cash equivalents	$	450,113	247,469
Accrued interest receivable		—	1,685
Receivables from broker – dealers and clearing organizations		116,727	102,370
Prepaid expenses and other receivables		105,156	4,025
Furniture and equipment, at cost, less accumulated depreciation of $3,907 in 2001 and $1,164 in 2000		11,441	10,521
	$	683,437	366,070
Liabilities and Members' Equity			
Liabilities, accounts payable	$	77,607	163
Members' equity:			
Contributed capital		550,000	500,000
Retained earnings (accumulated deficit)		55,830	(134,093)
Total members' equity		605,830	365,907
Commitments			
	$	683,437	366,070

See accompanying notes to financial statements.

UFS SECURITIES, L.L.C.

Statements of Operations

Year ended December 31, 2001 and the period from inception
(March 3, 2000) to December 31, 2000

	2001	2000
Revenues:		
Commissions, net of commissions paid of $487,946 in 2001 and $0 in 2000	$ 151,236	24,931
Investment advisory fees	86,066	—
Underwriting fees	715,852	—
Interest income	17,069	12,829
Gain on firm securities trading accounts	1,078	—
Other revenue	15,788	—
Total revenues	987,089	37,760
Expenses:		
Employee compensation and benefits	128,539	91,619
Consulting fees	76,165	—
General and administration	83,555	18,610
Licenses and registration	28,510	15,624
Communications and data processing	2,853	13,761
Occupancy	13,543	9,264
Professional services	64,001	22,975
Total expenses	397,166	171,853
Net income (loss)	$ 589,923	(134,093)

See accompanying notes to financial statements.

UFS SECURITIES, L.L.C.

Statements of Members' Equity

Year ended December 31, 2001 and the period from inception
(March 3, 2000) to December 31, 2000

	Contributed capital	Retained earnings (accumulated deficit)	Members' equity
Balance at March 3, 2000 (inception date)	$ —	—	—
Capital contribution	500,000	—	500,000
Net loss	—	(134,093)	(134,093)
Balance at December 31, 2000	500,000	(134,093)	365,907
Capital contribution	50,000	—	50,000
Net income	—	589,923	589,923
Dividends paid	—	(400,000)	(400,000)
Balance at December 31, 2001	$ 550,000	55,830	605,830

See accompanying notes to financial statements.

UFS SECURITIES, L.L.C.

Statements of Cash Flows

Year ended December 31, 2001 and the period from inception
(March 3, 2000) to December 31, 2000

	2001	2000
Cash flows from operating activities:		
Net income (loss)	$ 589,923	(134,093)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	2,743	1,164
(Increase) decrease in operating assets:		
Accrued interest receivable	1,685	(1,685)
Commissions receivable	(14,357)	(102,370)
Prepaid expenses and other receivables	(101,131)	(4,025)
Increase in operating liabilities; accounts payable	77,444	163
Total adjustments	(33,616)	(106,753)
Net cash provided by (used in) operating activities	556,307	(240,846)
Cash flows from investing activities – purchase of furniture and equipment	(3,663)	(11,685)
Cash provided by financing activities:		
Capital contributions	50,000	500,000
Dividends	(400,000)	—
Net cash provided by (used in) financing activities	(350,000)	500,000
Net increase in cash and cash equivalents	202,644	247,469
Cash and cash equivalents at beginning of period	247,469	—
Cash and cash equivalents at end of period	$ 450,113	247,469

See accompanying notes to financial statements.

UFS SECURITIES, L.L.C.

Notes to Financial Statements

December 31, 2001 and 2000

(1) Organization and Nature of Business

UFS Securities, L.L.C. (the Company) is a broker-dealer registered under the Securities and Exchange Commission (the SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is equally owned by Farmers & Merchants Investment, Inc. (F&M) and Union Financial Services, Inc. The registration is necessary for the Company to conduct its investment brokerage activities. The Company holds no customer accounts.

(2) Summary of Significant Accounting Policies

Securities Transactions

Marketable securities are valued at quoted market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value is included in income. Realized gains and losses are determined using the specific-identification method.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Fees

Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Underwriting Fees

Underwriting fees arise from securities' offerings in which the Company acts as an underwriter or agent. Underwriting fees are recognized at the time the underwriting is completed and the income is reasonably determinable.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful life of the assets.

Income Taxes

No provision has been made in the accompanying financial statements for income taxes. In accordance with a limited liability corporation filing status, all income is taxable at the member's level.

Statements of Cash Flows

For purposes of the statements of cash flows, the Company has defined cash equivalents as highly liquid investments purchased with a maturity of three months or less.

(Continued)

(3) Related Party Transactions

The Company performs investment brokerage activities for trust customers of Union Bank & Trust Company (UB&T), which is a subsidiary of F&M. For the year ended December 31, 2001, investment advisory fees earned from F&M totaled approximately $55,000. At December 31, 2001, prepaid expenses and other receivables includes approximately $32,000 due from F&M for investment advisory fees. During 2001, the Company reimbursed F&M and UB&T approximately $29,000 and $10,000, respectively, for payroll costs. Payroll costs included in accounts payable at December 31, 2001 to F&M and UB&T were approximately $15,000 and $5,000, respectively. Rent expense paid to UB&T totaled approximately $12,000 and $7,000 in 2001 and 2000, respectively. Mortgage consulting fees from F&M earned during 2001 were approximately $86,000 and the amount receivable at December 31, 2001 was approximately $32,000.

The Company also had activity with another related corporation with certain common management and owners. Underwriting fees earned during 2001 from the entity were approximately $716,000 under respective agreements. Miscellaneous fees and commissions paid to other entities with certain common management and owners were approximately $8,000 for 2001.

(4) Regulatory Matters

Focus Report

The Company's members' equity as reported in the financial statements is equal to that reported in the schedule accompanying the financial statements and the Form X-17A-5 Parts II and IIA.

The Company's cash and cash equivalents as reported in the financial statements include $350,639, which is invested in money market funds. These are reported as other securities on the Company's Focus Report.

Net Capital Requirement

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-1). Because the Company holds no customer accounts, rule 15c3-1 requires the Company to maintain minimum net capital of $250,000. At December 31, 2001, the Company had net capital, as defined and as adjusted, of $482,220.

Schedule

UFS SECURITIES, L.L.C.

Computation of Net Capital

December 31, 2001

Total members' equity (from statement of financial condition)	$	605,830
Deduct members' equity not allowable for net capital		—
Total members' equity qualified for net capital		605,830
Deduct nonallowable assets:		
Prepaid expenses and other receivables		105,156
Furniture and equipment, net		11,441
		116,597
Net capital before haircuts on securities positions		489,233
Haircuts on securities (computed pursuant to rule 15c3-1)		7,013
Net capital	$	482,220

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	5,173
Minimum dollar net capital requirement of reporting broker or dealer	$	250,000
Net capital requirement	$	250,000
Excess net capital	$	232,220
Excess net capital at 1000%	$	474,459

(Continued)

UFS SECURITIES, L.L.C.

Computation of Net Capital, Continued

December 31, 2001

Computation of Aggregate Indebtedness

Total liabilities to be included in computation of aggregate indebtedness	$	77,607
Deduct adjustments based on deposits in Special Reserve Bank accounts (Rule 15c3-1(c)(1)(vii))		—
Total aggregate indebtedness	$	77,607
Ratio of aggregate indebtedness to net capital		16%

UFS Securities, L.L.C. claims exemption under rule 15c3-3(k)(1).

See accompanying independent auditors' report on internal accounting control required by Securities and Exchange Commission rule 17a-5.



233 South 13th Street, Suite 1600
Lincoln, NE 68508-2041

Two Central Park Plaza
Suite 1501
Omaha, NE 68102

Independent Auditors' Report on Internal Accounting Control Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors
UFS Securities, L.L.C.:

In planning and performing our audit of the financial statements of UFS Securities, L.L.C. (the Company) for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures, including procedures for safeguarding securities.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities' accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in: (1) making the quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.



Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission, and should not be used for another purpose.

KPMG LLP

February 11, 2002